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              [LETTERHEAD OF SHIPMAN & GOODWIN LLP APPEARS HERE]



                                 July 1, 1998


VIA FACSIMILE
-------------

Gladys Pearsall
Filer Support
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


    Re:   EDGAR Filing Error
          ------------------

Dear Ms. Pearsall:


       I have been informed by Mary VanderMast of R.R. Donnelley Financial Printing that on June 30, 1998 at 19:36, a Form S-4/A filing for ATMI, Inc. ([CIK] 0001041577) was filed in error (without all changes) by R.R.
Donnelley's Lancaster office. Please withdraw this erroneous filing immediately from the EDGAR database.

       If you need any further information regarding the circumstances of the erroneous filing, please contact Mary VanderMast at Donnelley's Hartford office at 860-548-2104. For your reference, the Accession Number is 0000950109-98-003812.

       Thank you for your prompt attention to this request.



                                             Sincerely,


                                             /s/ Donna L. Brooks

                                             Donna L. Brooks